Exhibit 99.1

Company Announcement July 5, 2023

Advanced Health Intelligence Ltd

Shareholder update - FDA and Stellenbosch Study

South Perth, Australia – July 5, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“Advanced Health Intelligence”, “AHI” or the “Company”) shareholder update regarding technology progress and Stellenbosch University study.

We are delighted to provide a comprehensive update on the latest developments at Advanced Health Intelligence, specifically focusing on our ground-breaking smartphone-based biometric health assessment (BHA). This shareholder update aims to offer a detailed insight into our ongoing development, launch and release of the BHA and the actions the company is taking to launch its robust, peer reviewed and validated technology with a study, enabled by Stellenbosch University. In working with Stellenbosch University AHI seek to validate the purpose and significance of its biometric health assessment, and in doing so, demonstrate AHI’s traction to academic, clinical and commercial communities of our commitment to supporting the innovation in global healthcare.

Study and the Role of Stellenbosch University:

AHI is committed to ensuring the effectiveness and accuracy of our proprietary multi-sensor data set captured via our BHA, which will be demonstrated by the initiation of a joint study with globally respected Stellenbosch University. The current phase of the study is designed to rigorously test and evaluate the capabilities of AHI’s BHA, which encompasses a contactless method using only a smartphone and multi-sensor method to create an impressive 61 health outputs, resulting in 41 biometric captures across five significant health and disease categories – cardio-respiratory, body composition, estimated blood biomarkers, metabolic health and mental health.

To undertake this crucial process, AHI has selected Stellenbosch University, renowned for its exceptional research history and extensive expertise in healthcare. The University’s sterling reputation and scientific rigor make them an ideal collaborator for this and future studies. With their profound knowledge and commitment to excellence, Stellenbosch University brings invaluable insights and a meticulous approach to the verification of our biometrically driven outputs which have been captured and computed using four sensors exclusively on a smartphone – no additional equipment or medical professional required.

We are pleased to share that significant progress has already been made in the initial phase of the study. In fact, the initial phase involved testing AHI’s BHA on the first 20 subjects, yielding some highly valuable correlative biometric data sets and promising results. Across the 20 subjects, 18 of which, we have observed clinical relevance, affirming the efficacy and accuracy of our technology in stratifying biometric health risk utilising a completely non-invasive and contactless method.

This remarkable achievement underscores the robustness and reliability of our sensor set, and it reinforces our confidence in the transformative potential of our smartphone-based biometric health assessment. The relationship with Stellenbosch University further strengthens the credibility and reliability of our technology, instilling confidence in the broader healthcare community.

As the study progresses, we remain committed to ensuring the highest standards of scientific rigor and meticulousness. By subjecting our multi-sensor capture to rigorous testing and evaluation, we aim to establish a solid foundation for its widespread implementation and adoption globally. This collaborative effort will contribute to shaping the future of healthcare and reinforce our position as a trusted provider of cutting-edge health technology solutions.

FDA Submissions Underway

AHI has made an initial submission to the FDA by section 513(g). The purpose of a Section 513(g) submission is to obtain clarification on the regulatory pathway for a medical device. This will provide AHI with the appropriate guidance from the FDA before submitting a formal application. The FDA is currently reviewing the request and AHI is awaiting written feedback.

Advanced Health Intelligence Ltd	1
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

Company Announcement July 5, 2023

The current submission is seeking categorisation of the AHI BodyScan to be specifically used in the identification and tracking of obesity. AHI’s long-term strategy to seek FDA approval for the BHA under a 510K software as a medical device category. The Stellenbosch study will provide valuable data that will form part of these submissions.

The following link provides a sanitized real-time BHA report: BHA Report - Health Risk Assessment

Why AHI developed the Biometric Health Assessment (BHA):

The biometric health assessment (BHA) serves as a powerful solution and aid for healthcare professionals, insurers and governments, offering a transformative approach to patient-care. Anchored by decades of medical, scientific literature and studies, AHI has meticulously identified and digitized known health indicators that medical practitioners rely upon in their day-to-day consultations.

This transformative approach to digitizing health marker captures substantially minimizes the propensity for human error. This innovation paves the way for the delivery of accurate, low cost and reliable data grounded on trusted and validated principles to be accessed by most of the world’s smartphone users.

Early identification and intervention in chronic diseases have immense significance for both individuals and the healthcare system. Chronic diseases, such as cardiovascular conditions, diabetes, respiratory disorders, sleep apnea and mental health disorders, pose a significant burden on individuals’ health and well-being and due to current physician-led screening and monitoring methods for those conditions, further reduces timely access to already over-burdened health professionals. Moreover, they result in substantial financial strain on healthcare payors, including both private and public entities.

By facilitating earlier detection of chronic disease risk, the BHA can play a pivotal role in improving patient outcomes and help alleviate the economic burden associated with an increasing need to screen and monitor these chronic conditions. By capturing and analysing a comprehensive set of biometric data, including but not limited to vital signs, body fat percentages and estimated blood lipid profiles, the BHA enables healthcare professionals to identify early warning signs and indicators of chronic diseases, even before the onset of visible symptoms.

Earlier identification promotes timely interventions, such as lifestyle modifications, targeted treatments, and preventive measures, which can significantly slow the progression of chronic diseases. This proactive approach not only improves individual health outcomes but also results in substantial cost savings for private and public payors of healthcare.

The financial implications of early identification and intervention in chronic diseases are far-reaching. By identifying earlier intervention opportunities, the BHA has the potential to save billions of dollars in healthcare costs. It reduces the need for expensive hospitalizations, emergency room visits, and complex treatments associated with advanced stages of chronic diseases. Instead, resources can be allocated towards preventive care, patient education, and community health initiatives, fostering a more sustainable and cost-effective healthcare system.

The intension of the BHA developed by AHI is to offer healthcare professionals an invaluable tool to aid in the early identification and intervention of chronic disease risk. By digitizing known health indicators, grounded in proven scientific principles, the BHA will substantially mitigate human error and delivers accurate and reliable data that otherwise would require a series of health professional consults or multiple pieces of expensive medical equipment to obtain. This access via smartphone offers early detection of chronic disease risk which not only improves patient outcomes but also results in substantial cost savings for both private and public payors of healthcare. The BHA is poised to revolutionize patient care and contribute to a more sustainable and efficient healthcare system for all stakeholders involved.

Utilizing a Proprietary Cross Combination of Sensor Sets for Causal Analysis:

Innovation is key to driving advancements in healthcare and achieving better health outcomes. Advanced Health Intelligence recognizes the critical importance of focusing on causation, particularly in the context of chronic diseases. To address this challenge, we have developed a proprietary combination of multiple sensor sets integrated within the smartphone interface, enabling a comprehensive and holistic approach to health assessment.

Advanced Health Intelligence Ltd	2
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

Company Announcement July 5, 2023

Our commitment to innovation is rooted in a deep understanding that identifying causation is vital for effective disease management and prevention. By leveraging our unique sensor set captures and meticulously correlating numerous calculations across the human form, our technology can estimate with a higher degree of relevance, clinical signs and indicators of chronic diseases at an early stage. By utilizing our proprietary combination of sensor sets, we augment healthcare rather than disrupt it.

We firmly believe that any technology introduced in the healthcare space should work in harmony with existing care providers and systems. Our goal is to support care providers, with the ease of use and valuable information the BHA delivers, our technology can become a valuable tool in their hands and most importantly in the hands of their patients. The integration of our sensor sets within the mobile phone interface allows for seamless and convenient health assessing, screening and monitoring, augmenting the capabilities of healthcare professionals rather than replacing them.

It is essential to emphasize that our technology does not aim to replace medical practitioners or act as a substitute for their expertise. Rather, we seek to empower healthcare providers with accurate and comprehensive data, enabling them to make more informed decisions and deliver personalized care based on the individual needs of each patient.

Our technology acts as an additional layer of support, providing healthcare professionals with vital insights and actionable information that can enhance diagnosis, treatment planning, and ongoing monitoring. By offering a patient the ability to stratify their biometric risk anytime they choose, or are advised to, we are able to bring more accessibility to biometric markers which underpins a more modern method of health management.

AHI’s dedication to augmenting healthcare by enabling ubiquitous access through innovative sensor combinations is driven by our commitment to improving health outcomes and delivering value to patients, care providers, and healthcare systems at large. We recognize that collaboration and integration are crucial for success, and we are actively engaged in fostering partnerships with healthcare providers to ensure our technology seamlessly integrates into existing care frameworks as well as become a foundation function into the digital future of personalised healthcare.

AHI’s proprietary technology represents a significant leap forward in the early detection and management of care. By leveraging our innovative technology, we empower healthcare professionals with actionable insights and timely interventions, leading to improved health outcomes for patients. We firmly believe that by augmenting healthcare and collaborating with care providers, we can collectively achieve the goal of delivering better, more personalized care while driving positive change in the healthcare landscape.

Vlado Bosanac Founder and Head of Strategy at AHI said:

“AHI’s role is to assist health professionals, insurers, and governments, by providing essential information, for the facilitation of ongoing health monitoring, and empowering healthcare professionals to make more informed decisions enhancing patient care. Through collaboration and the utilization of our technology, we strive to shape a future where healthcare is accessible, personalized, and with trusted data-driven insights.

Enhancing the accessibility and affordability of care is of paramount importance. We want to deliver risk assessment on a global scale, which is why we have embraced smartphone technology as the delivery tool. The compute power of these devices allows for the seamless delivery and implementation of our proprietary AI and machine learning models which are at the foundation of our technology. The value of this approach is now being realized as we roll our technology out to our partners effectively and economically at scale”.

Scott Montgomery CEO of Advanced Health Intelligence said:

“We are dedicated to enhancing healthcare outcomes on a global scale. By empowering individuals with ever-present access to biometric health insights we in turn provide healthcare professionals with accurate and more timely data, and therefore enable early detection of health conditions, preventive interventions, and personalized treatment plans. This holistic approach leads to better patient outcomes, reduced healthcare costs, and improved population health. At AHI the transformative impact we can make together with our partners and stakeholders, through harnessing advanced technology and fostering collaboration, we are revolutionizing healthcare and creating a brighter, healthier future for individuals and communities worldwide.”

Advanced Health Intelligence Ltd	3
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

Company Announcement July 5, 2023

Our Mission

Supporting Informed Decision-Making:

AHI recognizes that healthcare professionals possess invaluable expertise and insights. Our role is to provide accurate and timely data that complements their knowledge, allowing them to make informed decisions regarding patient care. By harnessing advanced technology and data-driven solutions, we enhance the capabilities of healthcare providers and enable them to deliver more personalized, evidence-based care.

Facilitating Ongoing Health Monitoring:

Our unique digitized interface enables continuous health monitoring within communities, even, and more importantly when individuals are not physically present at medical facilities. By utilizing the capabilities of mobile phones and other digital devices, we create opportunities for remote patient monitoring, preventive care, and early intervention. This approach not only improves accessibility to healthcare but also fosters a more proactive and patient-centric model of care.

Identifying the Right Patients at the Right Time:

Accurate and timely information is vital for effective healthcare delivery. AHI’s technology equips healthcare providers with the tools to identify the right patients who require immediate attention or targeted interventions. By leveraging data analytics and our digitized interface, healthcare professionals can optimize their resources to identify and address needs proactively, to facilitate earlier intervention and enhanced care for those most at risk.

Enhancing Healthcare Outcomes:

Through our collaborative efforts with healthcare providers and other large stakeholders in the healthcare ecosystem, AHI aims to improve healthcare outcomes on a global scale.

By empowering healthcare professionals with accurate and timely data, we enable early detection of health conditions, preventive interventions, and personalized treatment plans. This holistic approach leads to better patient outcomes, reduced healthcare costs, and improved overall population health.

Embracing Global Health Community:

AHI is committed to embracing the global health community and collaborating with stakeholders to drive positive change. We are actively seeking more partnerships to extend our diversity of data with healthcare organizations, research institutions, and industry leaders to foster innovation, share knowledge, and work collectively towards enhancing healthcare systems worldwide. By engaging in these collaborations, we contribute to the advancement of healthcare as a collective effort.

*The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd	4
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

Company Announcement July 5, 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) is dedicated to global healthcare transformation, providing scalable health assessment, risk stratification, and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide. Through our proprietary technology and processes, we deliver innovative solutions that revolutionize healthcare.

Since 2014, AHI has been at the forefront of Health-tech innovation, leveraging smartphones to empower individuals with personalized health insights. We began with the world’s first on-device body dimensioning capability and have since developed a suite of componentized solutions that epitomize the next frontier in digitizing healthcare. These capabilities include:

●	Body dimension and composition assessment: Our technology enables accurate measurement and assessment of body dimension and composition, aiding in the identification of comorbidities associated with obesity, such as estimating the risk of diabetes.

●	Blood biomarker prediction: We employ advanced algorithms to predict blood biomarkers, including HbA1C, HDL, LDL, and 10-year mortality risk. This predictive capability helps identify potential health risks and allows for proactive intervention.

●	Transdermal Optical Imaging: Through non-invasive transdermal optical imaging, we provide vital signs and estimate the risk of cardiovascular disease. This cutting-edge technology enhances early detection and facilitates timely interventions.

●	Dermatological skin identification: Our on-device dermatological skin identification capabilities cover 588 skin conditions across 133 categories, including melanoma. This empowers users and healthcare professionals to assess and monitor skin health more effectively.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At AHI, our world-class team comprises subject matter experts in machine learning, AI, computer vision, and medically trained data scientists. Their expertise ensures that our technology remains at the forefront of innovation, meeting the evolving needs of our consumers and partners.

With a resolute focus on achieving impact at scale, AHI is proud to mark this milestone in digital healthcare transformation. Our biometrically derived triage solution, accessible on smartphones and beyond, allows our partners to identify risks among their consumers and guide them into the appropriate care pathways for proactive health management on a population scale.

By harnessing the power of advanced technologies, AHI is driving positive change in the healthcare landscape, empowering individuals, and transforming the way healthcare is delivered and experienced globally.

For more information, please visit: www.ahi.tech

AHI has been intricately involved in the integration of AI and machine learning into our operations. We recognized the significance of these advanced capabilities early on in the development of our technology, understanding that their adoption was crucial to delivering care on a large scale.

Advanced Health Intelligence Ltd	5
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech